UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

Commission File Number:  1-06922

                           NOTIFICATION OF LATE FILING

         (Check One):
         |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

         For Period Ended:  September 30, 2001

         |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Guilford Mills, Inc.

Former name if applicable:  N/A

Address of principal executive office (street and number): 4925 West Market
Street

City, state and zip code:  Greensboro, North Carolina 27407






NY2:\1101524\03\NLXW03!.DOC\51040.0001
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                                     PART II
                             RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         See Annex A attached.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Kim Thompson                                          (336) 316-4626
--------------------------------------------------------------------------------
  (Name)                                        (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 |X| Yes |_| No


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         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Annex A attached.


                              Guilford Mills, Inc.
      ---------------------------------------------------------------------
                   (Name of Registrant as Specified in Charter

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 2, 2002

                                         GUILFORD MILLS, INC.

                                         By: Kim A. Thompson
                                             --------------------------------
                                             Name: Kim A. Thompson
                                             Title: Vice President and
                                             Chief Financial Officer




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                             Annex A to Form 12b-25
                             ----------------------

PART III - NARRATIVE

The Registrant has encountered delays in preparing its Annual Report on Form 10-K for the fiscal year ended September 30, 2001, because (i) the Registrant is in negotiations with its lenders with respect to its senior secured debt and
(ii) the Registrant received late an analysis prepared by a third-party that is necessary to finalize the accounting of the previously announced closure of the Registrant's Cobleskill, New York operation. The outcome of these matters will affect the presentation of the Registrant's financial statements for the fiscal year ended September 30, 2001, as well as discussions elsewhere in the Annual Report on Form 10-K. As a result, the Registrant is unable to complete and timely file the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2001, without unreasonable effort and expense.


PART IV - OTHER INFORMATION


(3) The Registrant anticipates that its results from operations will reflect a loss before income tax benefit and extraordinary item for the fiscal year ended September 30, 2001, of approximately $160,000,000, as compared to a loss of $32,982,000 before income tax benefit and extraordinary item for the fiscal year ended October 1, 2000. Results for the fiscal year ended September 30, 2001, will include significantly greater restructuring-related charges in comparison to the prior fiscal year.


Forward-Looking Statements
--------------------------

This notification may be deemed to contain forward-looking statements and other projections within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The Registrant assumes no obligations to update or revise any such forward-looking statements. Such statements could be subject to risk and uncertainty that exist in the operations of the Registrant and the business environment that could render actual outcomes and results materially different from those predicted. These risks and uncertainties include, without limitation and in no particular order, the following factors as well as risks and uncertainties disclosed in the Registrant's other filings with the Securities and Exchange Commission:

1. general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, housing starts, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns

2. the overall level of automotive production and the production of specific car models

3.   fashion trends

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4.   information and technological advances

5. cost and availability of raw materials, labor and natural and other resources

6.   domestic and foreign competition

7.   domestic and foreign governmental regulations and trade policies

8.   reliance on major customers

9.   success of marketing, advertising and promotional campaigns

10. inability to achieve cost reductions through consolidation and restructuring or

11. inability to obtain financing on favorable terms or to obtain amendments or waivers with respect to non-compliance with certain covenants in loan agreements












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